SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 25, 2013

PETROBRAS ARGENTINA S.A.

 (Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

PETROBRAS ARGENTINA S.A.

First Quarter 2013 Results

Buenos Aires, April 24, 2013 – Petrobras Argentina S.A. (Buenos Aires: PESA – NYSE: PZE) announces the results for the first quarter ended March 31, 2013.

Net income attributable to Petrobras Argentina’s for 2013 first quarter was a P$225 million gain, accounting for a 56% improvement compared to the P$144 million gain in 2012 first quarter.

This P$81 million improvement is attributable to increased operating income of P$175 million and reduced financial expenses of P$3 million, partially offset by higher income tax charge of P$70 million and minority interest charge of P$27 million.

Income Statement

Net sales

Gross profit

Equity in earnings of affiliates

Operating Income

Financial income (expense) and holding gains (losses)

Balance Sheet

Cash Flow Statement

GROSS PROFIT BY BUSINESS SEGMENT

Oil and Gas Exploration and Production

- In 2013 quarter, net sales increased P$590 million to P$1,861 million.

Oil sales totaled P$1,491 million in 2013 quarter, accounting for a 47% improvement compared to 2012 quarter. Consolidation of Petrolera Entre Lomas S.A.'s operations as from June 1, 2012 resulted in the recognition of P$354 million sales in 2013 quarter. Excluding these effects, oil sales increased P$128 million to P$1,137 million, mainly as a result of an improvement in average sales prices. Volumes did not reflect significant changes due to the fact that the good results from the drilling campaign in the Neuquén basin, the start of production of Estancia Agua Fresca wells and increased deliveries at El Tordillo aimed at bringing inventory levels to normal, allowed to reverse the effect of the natural decline of mature fields in Argentina.

Gas sales totaled P$338 million in 2013 quarter and P$252 million in 2012 quarter. As from June 1, 2012 the Company consolidates Petrolera Entre Lomas S.A.’s operations. As a result, sales of P$24 million were recognized in 2013 quarter. Excluding these effects, gas sales rose P$62 million to P$314 million, mainly as a consequence of improved average sales prices derived from recognition of increased non-conventional gas production prices (Gas Plus) in the Neuquén basin. These positive effects were partially offset by a decline in sales volumes in the Austral basin, as a result of a lower production derived from the natural decline of mature fields and the negative effects caused by weather conditions in 2013 quarter.

- Gross profit totaled P$618 million in 2013 quarter, accounting for a 36.7% improvement compared to 2012 quarter. Gross profit in 2013 quarter was P$159 million as a result of the consolidation of Petrolera Entre Lomas S.A.’s operations. Excluding these effects, gross profit rose P$7 million to P$459 million in 2013 quarter and margin on sales dropped to 31.2% in 2013 quarter from 35.6% in 2012 quarter. This decline is primarily attributable to the rise in the lifting cost, which could only be partially passed through to sales prices.

Refining and Distribution

- Sales of the Refining business increased P$59 million to P$1,668 million, mainly due to the recovery of refined product prices, partially offset by reduced crude oil sales.

In 2013 quarter, total sales volumes of refined products decreased 7.9% to 451.8 thousand cubic meters, mainly due to reduced diesel oil sales.

Crude oil sales to third parties dropped P$29 million as a consequence of a decline in sales volumes, partially offset by an improvement in peso-denominated sales prices.

- Gross profit totaled P$142 million in 2013 quarter and P$170 million in 2012 quarter, with margins on sales of 8.5% and 10.6%, respectively. This decline is mainly attributable to the increase in the costs for the purchase of oil and other products, which could only be partially passed through to sales prices.

Petrochemicals

- In 2013 quarter, net sales rose P$85 million to P$762 million, mainly due to increased sales derived from the catalytic reformer plant operations and, to a lesser extent, an improvement in styrenic sales.

Sales revenues resulting from the catalytic reformer plant operations increased 30% to P$285 million due to the combined effect of a 20.9% improvement in average sales prices, as a consequence of a change in the mix of products with higher sales prices and, to a lesser extent, a 7.6% growth in sales volumes.

Styrenic products sales revenues rose P$19 million to P$477 million in 2013 quarter, as a consequence of a 18.9% improvement in average sales prices, partially offset by a 12.4% drop in sales volumes, mainly shown in styrene exports. This decline in exports is on account of lower production derived from the scheduled shutdown for maintenance works at Puerto General San Martín Plant.

- Gross profit totaled P$108 million in 2013 quarter and P$15 million in 2012 quarter and gross margin on sales increased to 14.2% in 2013 quarter from 2.2% in 2012 quarter. The catalytic reformer plant shutdown had a negative impact on 2012 quarter and resulted in imports of certain supplies at international prices, at values well above domestic production costs. In addition, the change in the mix of the catalytic reformer products and the increase in international spreads of styrenic products had a positive impact.

Gas and Energy

Marketing and Transportation of Gas

- Sales revenues increased P$38 million to P$419 million in 2013 quarter, mainly as a consequence of a rise in gas sales revenues, partially offset by a decline in liquid fuel sales revenues.

Revenues from gas sales rose P$78 million to P$351 million, mainly due to an improvement in average sales prices, with an increased share of sales to industries whose average prices are higher, as a consequence of a reduced consumption at Genelba Power Plant of gas produced by the Company. Sales volumes totaled 257 million cubic feet per day in 2013 quarter and 299 million cubic feet per day in 2012 quarter.

Revenues from liquid fuel sales decreased P$40 million to P$61 million, mainly as a result of a decline in sales volumes, due to a reduced availability of gas to be processed in 2013 quarter.

- Gross profit reflected gains of P$29 million and P$36 million in 2013 and 2012 quarters, respectively. This decline is basically attributable to lower sales volumes of both liquid fuels and natural gas, partially offset by an improvement in gas average sales prices.

Electricity

- Net sales rose P$24 million to P$404 million in 2013 quarter, mainly due to an increased generation level in Genelba, Pichi Picún Leufú and Ecoenergía Power Plants.

Net sales attributable to Genelba Power Plant rose P$8 million to P$229 million in 2013 quarter, basically due to a 4% increase in sales volumes to 1,398 GWh.

Net sales attributable to Genelba Plus Power Plant rose P$4 million to P$138 million in 2013 quarter.

Net sales attributable to Pichi Picún Leufú increased P$3 million to P$26 million in 2013 quarter.

Net sales attributable to Ecoenergía increased P$9 million to P$11 million in 2013 quarter.

Total energy sales of the Electricity business in 2013 quarter were 1,933 GWH, accounting for a 0.5% increase compared to energy sales in 2012 quarter.

- Gross profit totaled P$52 million in 2013 quarter and P$72 million in 2012 quarter and gross margin on sales dropped to 12.9% in 2013 quarter from 18.9% in 2012 quarter. This decline is basically attributable to increased costs at Genelba, whose revenues remained virtually unchanged due to the application of the P$120/Mwh spot price for energy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ARGENTINA S.A.

Date: 04/25/2013

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney